

August 18, 2014

Via E-mail
Arthur R. Block, Esq.
Senior Vice President, General Counsel and Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

> **Re: Comcast Corporation**
> **Amendment No. 3 to Form S-4**
> **Filed August 14, 2014**
> **File No. 333-194698**

Dear Mr. Block:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note on pages 77 and 167, a summary of the material terms and relief sought in connection with your ongoing litigation – the New York action and the Delaware actions. Accordingly, please confirm that the memorandum of understanding dated July 22, 2014 settling the litigation does not include a financial settlement.

The Divestiture Transactions, page 200

2. We note your added disclosure discussing the earliest date that the divestiture transactions may occur. Please further revise to clarify that you anticipate the SpinCo registration statement on Form S-1 to be filed in advance of the anticipated closing of the TWC merger and share exchange with Charter.

3. In addition to the diagrams and charts included, you should consider including a timeline which graphically depicts the anticipated timeframe of each significant event in the merger and divestiture transactions.

Contribution and Spin-Off, page 200

4. We note the reference to "all of the outstanding SpinCo shares" being distributed to Comcast shareholders and the distribution being "pro rata" (in your second explanatory note). Since the Charter exchange offer will be happening contemporaneous to the spin-off and Comcast shareholders will not have an opportunity to sell 100% of the shares they receive in the spin-off (e.g. as soon as "when-issued" trading begins), please revise to make clear that a Comcast shareholder's interest in SpinCo following the spin-off will not be the same proportional interest that such a shareholder holds in Comcast.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or me at (202) 551-3810 with any other question.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        David Caplan
        William Chudd
        Davis Polk & Wardwell LLP